Exhibit 33.1


LICENSE AGREEMENT

INFRARED VISION SENSOR SYSTEM

THIS AGREEMENT is made this _____ day of , 2005, by and between Recreational Vehicle Systems Inc. hereafter referred to as RVS, a corporation existing under the laws of the State of Nevada, having a business address at a , Nevada, ________, USA (Licensee) and Advanced Technologies Inc. hereafter referred to ATI, (Licensor).

Recitals

WHEREAS, ATI has developed, at its own expense, Intellectual Property (IP) that is used to design and produce Infrared imaging systems applicable to many applications such as transportation (ground, sea, and air), medical, quality control, safety, security, and others. The IP consists of designs, inventions, patents, concepts, marketing material, engineering data, and other relevant items useful in the creation of viable commercial products. WHEREAS, ATI has formal and informal business relationships with many Thermal Imager suppliers. ATI's knowledge of these suppliers is useful to secure access to key component required for these different Infrared system applications.

WHEREAS, ATI has conducted research into the License Field (LF) for Recreational Vehicles, specifically Class Motor Coaches. The research has produced design concepts, market understanding, marketing materials, and demonstration hardware. The design features for Recreational Vehicles concept are not limited to the LF but apply all or in part to other projects or applications.

WHEREAS, RVS seeks the right to develop, make, have made, use, sell and have sold an infrared night vision system base in part on ATI's Proprietary Data, Intellectual Property, and Technical Knowhow for a commercial night vision system suitable for the Recreational Vehicle application.
WHEREAS, RVS has the desire to assess the viability of the market for the Recreational Vehicle application. Now, therefore, RVS and ATI (the "Parties") agree as follows:

ARTICLE I;     DEFINITIONS

Section 1.1 "ATI Proprietary Data" - shall mean information which has been originated by or is peculiarly within the knowledge of ATI and is subject to protection under recognized legal principles, provided that no element of such information shall be considered ATI Proprietary Data after any date on which such element is shown to be available to the general public without fault of RVS.

Section 1.2    "IntellectualProperty (IP)"   - shall mean Property that
consists of designs, design concepts, marketing materials, engineering data, hardware components, patents, rights to patents, and other material relating to Infrared Technology and its application.

Section 1.3 "Licensed Products (LP)" - Shall mean any product or portion thereof which embodies any ATI Proprietary Data and/or ATI Intellectual Property at the time of manufacture, use or sale of such product.

Section 1.4    "Licensed Field (LF)"    - Shall mean the commercial sale to
any customer for use on any motor coach or motorized vehicle licensed to operate on USA roads, turnpikes, freeways, and highway system, where the use of said vehicle is under license and applicable regulatory control by federal or state agencies in the USA or other appropriate regions of the world.

Section 1.5 "Sell" or "Sold" - shall mean and include to lease, give, transfer, deliver, or otherwise dispose of for considerations.
Section 1.6 "Effective Date of this License Agreement" - shall mean the date first set forth above, following the completion of all signature of this License Agreement by both parties.

ARTICLE   II:  License Grant

Section 2.1 ATI hereby grants to RVS a worldwide, exclusive license for the use of ATI Proprietary Data and Intellectual Property to make, have made, use, Sell, and have Sold, as well as the maintenance and repair of, the License Products for the Licensed Field.

Section 2.2 The foregoing license shall include the right for RVS to effect an assignment to any affiliate of any and all of RVS's rights and obligations as specified elsewhere herein, subject to written consent of ATI. ATI's approval shall not be unreasonably withheld.

Section 2.3 ATI represents and warrants that it is the owner of the above Proprietary Data as it may apply in part or in total to the License Field.

Section 2.4 No rights or licenses are granted herein to RVS, expressly or by implication, under any patents, applications for patents, designs, or proprietary information, other than the rights granted in Section 2.1 of this Article II.

Section 2.5 No rights or licenses are granted herein to RVS, expressly or by implication, to use the names "Advance Technologies Inc.", or "ATI".

ARTICLE   III: DOCUMENTATION

Section 3.1 Within thirty (30) days of the Effective Date of this Agreement, ATI agrees to provide RVS with any ATI Proprietary Data related to License Products to the extent available, consistent with RVS's rights in Section 2.1.

Section 3.2 For the effective period or "Term" of this Agreement, ATT agrees to provide RVS with any future developed All Proprietary Data related to License Products consistent with RVS's rights in Section 2.1.

Section 3.3 ATI's Proprietary Data and RVS's Proprietary Data shall be treated under conditions of confidence by the other party. Each Party agrees to use such information only in furtherance of the Agreement. All of the provisions of this Section 3.3 regarding confidentiality shall survive expiration or termination of this Agreement

ARTICLE   IV:  PAYMENTS BY RVS

Section 4.1    RVS shall make payments to ATI as follows:
(a) A royalty payment for each License Product Sold shall be paid to ATI at the rate of five (5) percent of sell price. The Royalty payment shall not exceed THREE HUNDRED DOLLARS and NO CENTS ($300.00) per unit. The Royalty Payments shall be for a period often (10) years beginning with the sale of the initial Licensed Product

Section 4.2 License Products shall be considered sold and the obligation to pay royalty payments shall accrue, when RVS has issued an invoice and received payment therefor.

Section 4.3 RVS shall pay any sales or uses taxes imposed by the Host State relating to the manufacturing or sale of the products without diminution of any other payments otherwise due wider this agreement.

Section 4.4 RVS shall pay to ATI royalties, in such amounts as defined by
Section 4.1, on a quarterly basis, for those Licensed Products sold for the preceding quarterly period. Royalties are payable within thirty (30) days after the end of each quarterly period defined in Section 4.5
Section 4.5 On or before the last day of each January, April, July, and October, during the term of this Agreement, RVS shall render a report to ATI, setting forth the types and total number of Licensed Products sold by RVS and its affiliates during the preceding calendar quarter.
Payment shall be in U.S. currency and mailed to the following address:

Advanced Technologies Inc.

The Royalty report by RVS shall be certified by an officer of RVS as to correctness of the report.

Section 4.6 RVS shall keep, and cause its affiliates to keep, full and accurate records of all Licensed Products which are manufactured and Sold by RVS and its affiliates. RVS agrees to permit such quarterly reports to be examined, upon written request by an independent Certified Public accountant which AT! may designate in order to determine the accuracy of RVS's report. Prompt adjustment shall be made to correct any errors or omission in RVS's report or figures disclosed by such audits.

ARTICLE   V:   TERM AND TERMINATION

Section 5.1 This Agreement shall become effective on the date first set out above and upon the completion of those actions set out under Section 1.6, and shall extend for a period often (10) years following the sale of the initial License Product unless terminated sooner in accordance with the provisions of this Article V.

Section 5.2 Termination in Circumstances of Default & Cure Period:

Section 5.2.1 If RVS shall at any time default in making payment, or in rendering any statement required under this Agreement, or commit any breach of any covenant or agreement contained herein, and shall fail to remedy any such default or breach within sixty (60) days after written notice thereof by ATI, ATI may, without further delay, by notice in writing and at its option, terminate this Agreement and the licenses hereunder.

Section 5.2.2 Such termination shall not prejudice either parties' rights which shall have accrued to the date of such termination, nor shall it prejudice any cause of action or claims of a party which has accrued or is to accrue on account of any breach or default by the other party.

Section 5.3 ATI shall have the right to terminate this Agreement if RVS has been unable to Sell or have sold a License Product within three (3) years of the effective date of this agreement. Upon exercise of such right, this Agreement shall be terminated thirty (30) days after notice in writing to that effect has been given by ATI to RVS.

Section 5.4 This Agreement may be terminated upon mutual written agreement of the parties.

Section 5.5 Termination of this Agreement, by expiration or otherwise, shall not release RVS from any of its obligations under this Agreement with regard to Licensed Products Sold or manufactured, or in the process of manufacturing, prior to termination, and shall not rescind or give rise to any right to anything done or to claim return of, or cancellation of any payment made, obligation accruing, or other consideration given to ATI hereunder, prior to the time of such termination.

ARTICLE   VI   GENERAL PROVISIONS

Section 6.1 RVS expressly covenants that neither this Agreement nor any of its benefits nor any rights hereunder shall be, directly or indirectly, assigned, transferred, divided, or shared by RVS or its affiliates to or with any other individual, firm, corporation, or association whatsoever without the prior written consent of ATI. Written consent, when required, shall not be unreasonably withheld.

Section 6.2 With the exception of ATI's responsibilities covered under
Section 6.3, RVS or its affiliates shall defend or settle at its expense any action, cause of action, or suit against ATI, its officers, directors, employees and agents, arising directly or indirectly from RVS's or its affiliates or its customer's use, manufacture, sale, or other action with respect to License Products. ATI will provide, at its own expense, reasonable support and council to RVS in defense hereunder.

Section 6.3 ATI shall provide indemnification to RVS, its officers, directors, employees and agents, or its affiliates for claims or suits brought by third parties against RVS or its customers for any claim of patent infringement, copyright violation, and/or improper use or conveyance of a third party's trade secret by ATI with respect to that portion related to the making, using, or selling of License Products which is based upon that technical information embodied in ATI's Proprietary Data and Intellectual Property which is the subject of this Agreement.

Section 6.4 Any statement, notice or request required to be given under this Agreement shall be deemed to have been received when actually given to or acknowledged by:

For RVS:  Recreational Vehicle Systems Incorporated
Attn: Jack Bergeron
EMAIL:
FAX: __________________ 1

For ATI   Advanced Technologies Inc.
EMAIL: BaG370@aol.com
FAX:

Section 6.6 This Agreement is deemed to be executed and delivered within the State of Nevada and it is the intention of the Parties that it shall be construed, interpreted and applied in accordance with the laws of the State of Nevada.

Section 6.7 This Agreement sets forth the entire agreement and understanding between the Parties as to the subject matter hereof and merges all prior discussions and agreements between them pertaining to the same. Neither Party shall be bound by any conditions, definitions, warranties, or representations other than as expressly provided in this Agreement or as duly set forth on or subsequent to the date hereof in writing and signed by a proper and duly authorized officer or representative of the Party to be bound thereby.

IN WITNESS WHEREOF, the Parties hereto have caused two (2) copies of this Agreement to be executed by their duly authorized representative as of the date specified in the headings of this Agreement.